# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TERADATA CORP /DE/, CIK 0000816761
CUSIP: 88076W103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 17095 VIA DEL CAMPO, SAN DIEGO, California (CA), 92127
Date of event which requires filing of this statement: 02/10/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001415889-25-008727
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 9,354,676; shared voting power 0; sole dispositive power 9,354,676; shared dispositive power 0; aggregate amount beneficially owned 9,354,676 (10% of the class)
- LYNROCK LAKE PARTNERS LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 9,354,676; shared voting power 0; sole dispositive power 9,354,676; shared dispositive power 0; aggregate amount beneficially owned 9,354,676 (10% of the class)
- Paul Cynthia (CIK 0001736572): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 9,354,676; shared voting power 0; sole dispositive power 9,354,676; shared dispositive power 0; aggregate amount beneficially owned 9,354,676 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TERADATA CORP /DE/
Address of issuer's principal executive offices: 17095 VIA DEL CAMPO, SAN DIEGO, California (CA), 92127
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on March 21, 2025 (as amended, the "Schedule 13D"). This Amendment No. 1 amends and supplements the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The source of the capital to purchase securities of the Issuer was Lynrock Fund's working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 9,354,676 shares of Common Stock reported herein is approximately $252,936,626, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 10, 2026, Lynrock Fund and the Reporting Persons (collectively, the "Stockholder Parties") entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer.

Pursuant to the Cooperation Agreement, the Issuer has agreed, as soon as reasonably practicable and by no later than March 1, 2026, to (i) increase the size of the Board from nine to ten directors, and (ii) appoint Melissa Fisher (the "First New Director") to the Board as a Class I director with an initial term expiring at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). The appointment of the First New Director is subject to the successful completion of her independence and eligibility review and onboarding process, as provided in the Cooperation Agreement, including, among other things, receiving a recommendation from the Nominating and Governance Committee (the "Nominating Committee") and approval from the Board (each of which not to be unreasonably withheld). During the term of the Cooperation Agreement, subject to the Stockholder Parties maintaining a certain beneficial ownership threshold, the Stockholder Parties will have certain replacement rights with respect to the First New Director, as provided in the Cooperation Agreement. The Issuer has further agreed to (i) appoint the First New Director to the Nominating Committee, concurrent with her appointment to the Board, and (ii) nominate and recommend the First New Director for election to the Board at the 2026 Annual Meeting.

Pursuant to the terms of the Cooperation Agreement, the Issuer has further agreed that promptly following the 2026 Annual Meeting and in any event by no later than August 1, 2026, the Board will appoint one additional director to the Board as a Class II director (the "Second New Director") with a term expiring at the Issuer's 2027 annual meeting of stockholders (the "2027 Annual Meeting"), after giving due consideration to the Stockholder Parties' feedback regarding the desired profile of candidates and on candidates the Board evaluates for such appointment.

Under the terms of the Cooperation Agreement, the Board has further agreed that one current Class I director will not be nominated for re-election at the 2026 Annual Meeting, and one current Class II director will not be nominated for re-election at the 2027 Annual Meeting. Pursuant to the terms of the Cooperation Agreement, the Issuer has agreed that (i) following the appointment of the First New Director through the conclusion of the 2026 Annual Meeting, the size of the Board shall not be greater than ten (10) members, (ii) from the conclusion of the 2026 Annual Meeting until the appointment of the Second New Director, the size of the Board shall not be greater than nine (9) members, and (iii) from the appointment of the Second New Director until the conclusion of the 2027 Annual Meeting, the size of the Board shall not be greater than ten (10) members. The Issuer has further agreed that immediately following the 2027 Annual Meeting, the size of the Board shall not be greater than nine (9) members.

During the term of the Cooperation Agreement, the Stockholder Parties have agreed to certain customary voting commitments and standstill provisions, subject to certain limited exceptions, as provided in the Cooperation Agreement. During the term of the Cooperation Agreement, the Issuer and the Stockholder Parties have also agreed to certain customary non-disparagement provisions.

The Cooperation Agreement will remain in effect until the earlier of (i) 30 days prior to the first day of the advance notice period for the submission of stockholder nominations for consideration at the 2027 Annual Meeting and (ii) 150 days prior to the one-year anniversary of the 2026 Annual Meeting.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 93.2 million shares of the Issuer's Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.

The Reporting Persons' ownership of the Issuer's securities consists of 9,354,676 shares of Common Stock held directly by Lynrock Lake Master Fund LP ("Lynrock Fund"). The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 10, 2026, the Stockholder Parties and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Cooperation Agreement, dated February 10, 2026 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on February 11, 2026).

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul, Sole Member of Lynrock Lake Partners LLC, its General Partner (02/12/2026)
- LYNROCK LAKE PARTNERS LLC: /s/ Cynthia Paul, Cynthia Paul, Sole Member (02/12/2026)
- Paul Cynthia: /s/ Cynthia Paul, Cynthia Paul (02/12/2026)